Filed Pursuant to Rule 433

Dated August 9, 2023

Registration Statement No. 333-258270

McDONALD’S CORPORATION

USD 600,000,000 4.800% Medium-Term Notes Due 2028

Summary of Terms

Issuer:	McDonald’s Corporation
Ratings*:	Moody’s: Baa1 (Stable); S&P: BBB+ (Stable)
Trade Date:	August 9, 2023
Settlement Date**:	August 14, 2023
Maturity Date:	August 14, 2028
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 600,000,000
Coupon:	4.800%
Issue Price:	99.965% of the principal amount
Yield to Maturity:	4.808%
Spread to Benchmark Treasury:	T + 68 basis points
Benchmark Treasury:	4.125% due July 31, 2028
Benchmark Treasury Yield:	4.128%
Coupon Payments:	Pays semi-annually on February 14 and August 14, beginning February 14, 2024
Day Count:	30 / 360
Optional Redemption Provision:	Prior to July 14, 2028, the issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on July 14, 2028) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after July 14, 2028, the issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to the redemption date.
Joint Bookrunners:	Academy Securities, Inc.
Citigroup Global Markets Inc.
Loop Capital Markets LLC
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Co-Managers:	AmeriVet Securities, Inc.
Blaylock Van, LLC
Cabrera Capital Markets, LLC
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Independence Point Securities LLC
Penserra Securities LLC

CUSIP / ISIN:	58013M FU3 / US58013M FU36

*	A credit rating is not a recommendation to buy, sell or hold securities. It may be subject to revision or withdrawal at any time by the assigning credit rating agency. Each credit rating is applicable only to the specific security to which it applies. Investors should make their own evaluation as to whether an investment in the security is appropriate.

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**	It is expected that delivery of the notes will be made against payment therefor on or about August 14, 2023, which will be the third business day following the date of pricing of the notes, or “T+3.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the United States secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

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Modification of Prospectus Supplement, dated July 29, 2021

(1)	Marketing Legends: The text appearing on pages S-ii and S-iii shall be replaced in its entirety with the following six paragraphs:

None of this prospectus supplement, the accompanying prospectus and any related pricing supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus supplement, the accompanying prospectus and any related pricing supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“EEA Qualified Investors”). Accordingly any person making or intending to make an offer in any Member State of notes that are the subject of the offering contemplated in this prospectus supplement, the accompanying prospectus and any related pricing supplement may only do so with respect to EEA Qualified Investors. Neither we nor the agents have authorized, nor do we or they authorize, the making of any offer of notes in the EEA other than to EEA Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS — The notes are not intended to be offered, sold or otherwise made available, and should not be offered, sold or otherwise made available, to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

None of this prospectus supplement, the accompanying prospectus and any related pricing supplement is a prospectus for the purposes of the UK Prospectus Regulation (as defined below). This prospectus supplement, the accompanying prospectus and any related pricing supplement have been prepared on the basis that any offer of notes in the United Kingdom will only be made to a legal entity which is a qualified investor under the UK Prospectus Regulation (“UK Qualified Investors”). Accordingly any person making or intending to make an offer in the United Kingdom of notes that are the subject of the offering contemplated in this prospectus supplement, the accompanying prospectus and any related pricing supplement may only do so with respect to UK Qualified Investors. Neither we nor the agents have authorized, nor do we or they authorize, the making of any offer of notes in the UK other than to UK Qualified Investors. The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “EUWA”).

The communication of this prospectus supplement, the accompanying prospectus, any related pricing supplement and any other document or materials relating to the notes is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This prospectus supplement, the accompanying prospectus, any related pricing supplement and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order")), (ii) fall within Article 49(2)(a) to (d)  of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as "relevant persons"). This prospectus supplement, the accompanying prospectus, any related pricing supplement and any other document or materials relating to the notes are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which prospectus supplement, the accompanying prospectus, any related pricing supplement and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement, the accompanying prospectus, any related pricing supplement and any other document or materials relating to the notes or any of their contents.

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PROHIBITION OF SALES TO UK RETAIL INVESTORS — The notes are not intended to be offered, sold or otherwise made available, and should not be offered, sold or otherwise made available, to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law of the United Kingdom by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA, and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom by virtue of the EUWA (“UK MiFIR”); or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law of the United Kingdom by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law of the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

MIFID II/ UK MIFIR PRODUCT GOVERNANCE / TARGET MARKET — The pricing supplement in respect of any notes may include a legend entitled “MiFID II Product Governance” and/or “UK MiFIR Product Governance”, as applicable, which will outline the target market assessment in respect of the notes and which channels for distribution of the notes are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the target market assessment. However, a distributor subject to MiFID II and/or the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”), as applicable, is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the target market assessment) and determining appropriate distribution channels. A determination will be made in relation to each issue about whether, for the purpose of the MiFID Product Governance rules under EU Delegated Directive 2017/593, as amended (the “MiFID Product Governance Rules”), and/or the UK MiFIR Product Governance Rules, as applicable, any agent subscribing for any notes is a manufacturer in respect of such notes, but otherwise neither the agents nor any of their respective affiliates will be a manufacturer for the purpose of the MiFID Product Governance Rules and/or the UK MiFIR Product Governance Rules, as applicable. We make no representation or warranty as to any manufacturer’s or distributor’s compliance with the MiFID Product Governance Rules and/or the UK MiFIR Product Governance Rules, as applicable. We make no representation or warranty as to any manufacturer’s or distributor’s compliance with the MiFID Product Governance Rules or the UK MiFIR Product Governance Rules, as applicable.

(2)	Plan of Distribution: The text under “Plan of Distribution” is amended as follows:

(a)	The text appearing under the subheading “Prohibition of Sales to EEA Retail Investors” on page S-50 shall be replaced in its entirety with the following:

Prohibition of Sales to EEA Retail Investors

Each agent has represented and agreed, and each further agent appointed under the Distribution Agreement will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available, any notes which are the subject of the offering contemplated by this prospectus supplement as completed by the pricing supplement in relation thereto to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

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(iii)	not a qualified investor as defined in the Prospectus Regulation; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

(b)	The text appearing under the subheading “Prohibition of Sales to United Kingdom Retail Investors” on page 51 shall be replaced in its entirety with the following:

Prohibition of Sales to United Kingdom Retail Investors

Each agent has represented and agreed, and each further agent appointed under the Distribution Agreement will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the United Kingdom. For the purposes of this provision:

(a)           the expression “retail investor” means a person who is one (or more) of the following:

(i)             a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law of the United Kingdom by virtue of the EUWA;

(ii)            a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; or

(iii)           not a qualified investor as defined in Article 2 of the UK Prospectus Regulation; and

(b)           the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before investing, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, the issuer or any underwriter or dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Academy Securities, Inc. at 1-646-736-3995, Citigroup Global Markets Inc. at 1-800-831-9146, Loop Capital Markets LLC at 1-312-913-4900, R. Seelaus & Co., LLC at 1-800-922-0584, Samuel A. Ramirez & Company, Inc. at 1-800-888-4086, or Siebert Williams Shank & Co., LLC at 1-800-924-1311.

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